CURALEAF HOLDINGS, INC. Form of Proxy – Annual General and Special Meeting of Shareholders to be held on June 22, 2026 at 9:00 a.m. (ET) Trader’s Bank Building 1100, 67 Yonge Street Toronto ON M5E 1J8 Appointment of Proxyholder I/We being the undersigned holder(s) of Curaleaf Holdings, Inc. hereby appoint Joseph Lusardi (Executive Vice-Chairman) or failing this person, Ed Kremer (Chief Financial Officer) OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of the Shareholders of Curaleaf Holdings, Inc. to be held at https://meetings.lumiconnect.com/200-400-246-452 on June 22, 2026 at 9:00 a.m. (Eastern Time) or at any adjournment thereof. 1. Number of Directors. To set the number of directors at ten (10). For Against 2. Election of Directors. For Withhold For Withhold For Withhold a. Boris Jordan b. Joseph Lusardi c. Michelle Bodner d. Karl Johansson e. Torsten Grief f. Shasheen Shah g. Faith Charles 3. Appointment of Auditors. To appoint BDO USA, P.C. as the auditors of the Company and authorize the board of directors of the Company to fix the auditors’ remuneration and terms of engagement. For Withhold 4. LTIP Resolution. To consider and, if deemed advisable, to pass, with or without variation an ordinary resolution, to approve the continued ability of the Company to issue awards under the Company’s 2018 Stock and Incentive Plan (as amended from time to time), including the approval of unallocated awards thereunder. For Against 5. Articles Amendment Resolution. To consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve an amendment to the articles of the Company having the effect of amending the share capital of the Company. For Against 6. Option Exchange Resolution. To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the implementation of a proposed exchange program whereby up to 10,070,478 of the Company’s currently outstanding stock options having an exercise price or subject to performance vesting conditions tied to a trading price per share equal to or exceeding US$5.00 would be exchanged for restricted share units of the Company, and the insider participation in such option exchange program. For Against 7. Arrangement Resolution. To consider and, if thought advisable, to pass, with or without variation, a special resolution to approve a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) involving, among other things, the continuation of the Company out of British Columbia, Canada to the State of Delaware in the United States. For Against Authorized Signature(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s): Date MM / DD / YY Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email. DN:

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: This form of proxy is solicited by and on behalf of Management. Proxies must be received by 9:00 a.m., Eastern Time, on June 18, 2026. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. To Vote Your Proxy Online please visit: https://vote.odysseytrust.com You will require the CONTROL NUMBER printed with your address to the right. You can attend the meeting virtually by visiting https://meetings.lumiconnect.com/200-400-246-452. For further information on the virtual AGM and how to attend it, please view the management information circular of the company. The Meeting Password will be: "curaleaf2026" case sensitive. If you vote by Internet, do not mail this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.